[GRAPHIC OMITTED] [GRAPHIC OMITTED]





                                                             September 15, 2005



By EDGAR

Nili Shah
Accounting Branch Chief
Securities and Exchange Commission
Mail Stop 7010
100 F Street, N.E.
Washington, D.C. 20549


                           RE: Gerdau S.A. (File No. 001-14878)
                               --------------------------------


Dear Ms. Shah:

         We acknowledge receipt of the letter from the Staff of the Securities and Exchange Commission, dated August 17, 2005, regarding the annual report on Form 20-F of Gerdau S.A. (the "Company") for the fiscal year ended December 31, 2004 (the "Annual Report"). For your convenience, we have included the Staff's comments below and have keyed our responses accordingly.

         As noted below in our responses, we have supplied the requested clarification or agreed to change or supplement the disclosures in our future filings, as the case may be. Our agreement to change or supplement the disclosures in our filings is undertaken to cooperate fully with the Staff and to enhance the overall disclosure in our filings, and not because we believe our prior filing is materially deficient or inaccurate. Accordingly, any changes implemented in future filings should not be taken as an admission that prior disclosures were in any way deficient.



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Nili Shah
September 15, 2005
Page 2



F.  DISCLOSURE OF CONTRACTUAL OBLIGATIONS, PAGE 43

                  1. INCLUDE YOUR INTEREST COMMITMENTS UNDER YOUR INTEREST-BEARING DEBT IN THIS TABLE, OR PROVIDE TEXTUAL DISCUSSION OF THIS OBLIGATION BELOW THE TABLE. IF YOU PROVIDE A TEXTUAL DISCUSSION, THE DISCUSSION SHOULD QUANTIFY THE INTEREST PAYMENTS USING THE SAME TIME FRAMES STIPULATED IN THE TABLE. REFER TO FOOTNOTE 46 TO RELEASE 33-8350 "INTERPRETATION: COMMISSION GUIDANCE REGARDING MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS."

       Our response: We appreciate the comment by the staff and we will include such disclosure in our future filings. For your information, please find below the interest commitments under our interest-bearing debt as of December 31, 2004, using the same time frame stipulated in the table and use for our disclosures in our Form 20-F for the year ended December 31, 2004:

                                            PAYMENTS DUE BY PERIOD

      CONTRACTUAL OBLIGATIONS                               LESS THAN                                   MORE THAN
      ($ THOUSANDS)                             TOTAL        1 YEAR         1-3 YEARS      4-5 YEARS     5 YEARS
      -------------                            -------      ---------       ---------      ---------     -------
      Interest payments on debt (*)            567,560       78,546          230,751        111,937      146,326

      (*)Computed using interest rates and exchange rates as of December 31, 2004 for variable interest debt and for debt denominated other than in U.S. dollars, respectively.



LEGAL PROCEEDINGS, PAGE 56

                  2. WE NOTE THAT YOU HAVE ASSESSED THE MATERIALITY OF THE YOUR LEGAL PROCEEDINGS WITH REFERENCE TO THE FINANCIAL POSITION OF THE COMPANY. EXPAND YOUR ASSESSMENT OF MATERIALITY WITH REFERENCE TO YOUR RESULTS OF OPERATIONS AND LIQUIDITY.

       Our response: We appreciate the comment by the staff and we will include in future filings under Item 8.A an assessment of materiality also with reference to results of operations and liquidity. We respectfully indicate to the staff that such assessment has already been included in
       Note 16 to the consolidated financial statements included in our Form 20-F for the year ended December 31, 2004. Below we reproduce the disclosure made in such note under "Tax and Legal Contingencies":

       "The Company is party to claims with respect to certain taxes, civil and Labor matters. Management believes, based in part on advice from legal counsel, that the provision for contingencies is sufficient to meet probable and reasonably estimable losses from unfavorable rulings, and that the ultimate resolution will not have a significant effect on the

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Nili Shah
September 15, 2005
Page 3

       consolidated financial position as of December 31, 2004, although it may have a significant effect on future results of operations or cash flows."

ITEM 15 - CONTROLS AND PROCEDURES, PAGE 82

                  3. WE NOTE THAT YOUR CHIEF EXECUTIVE OFFICER AND CHIEF FINANCIAL OFFICER CONCLUDED YOUR DISCLOSURE CONTROLS AND PROCEDURES "...WERE EFFECTIVE IN PROVIDING REASONABLE ASSURANCE THAT THE INFORMATION WHICH THE COMPANY WAS OBLIGED TO DISCLOSE IN THE REPORTS THAT IT FILED AND SUBMITTED UNDER THE TERMS OF THE EXCHANGE ACT WOULD BE RECORDED, PROCESSED, SUMMARIZED AND REPORTED AS AND WHEN REQUIRED." THIS IS AN INCOMPLETE DEFINITION OF DISCLOSURE CONTROLS AND PROCEDURES PER RULES 13A-L5(E) AND 15D-15(E) OF THE EXCHANGE ACT. PLEASE REVISE YOUR DISCLOSURE TO CLARIFY, IF TRUE, THAT YOUR OFFICERS CONCLUDED THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED BY YOU IN THE REPORTS THAT YOU FILE OR SUBMIT UNDER THE EXCHANGE ACT IS RECORDED, PROCESSED, SUMMARIZED AND REPORTED, WITHIN THE TIME PERIODS SPECIFIED IN THE COMMISSION'S RULES AND FORMS AND TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED BY AN ISSUER IN THE REPORTS THAT IT FILES OR SUBMITS UNDER THE EXCHANGE ACT IS ACCUMULATED AND COMMUNICATED TO YOUR MANAGEMENT, INCLUDING ITS PRINCIPAL EXECUTIVE AND PRINCIPAL FINANCIAL OFFICERS, OR PERSONS PERFORMING SIMILAR FUNCTIONS, AS APPROPRIATE TO ALLOW TIMELY DECISIONS REGARDING REQUIRED DISCLOSURE. OTHERWISE, PLEASE SIMPLY CONCLUDE THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES ARE EFFECTIVE OR INEFFECTIVE, WHICHEVER THE EASE MAY BE.

       Our response: The intention was not to suggest that the necessary controls and procedures are ineffective. For the avoidance of doubt, and as you suggest, our future filings will contain the following disclosure (in pertinent part):

       "Based on that evaluation, the Company's Chief Executive Officer and Chief Financial Officer concluded that the design and operation of the Company's disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that the Company files and submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure as of the end of the Company's most recent fiscal year."

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Nili Shah
September 15, 2005
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       REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, PAGE F-2

                  4. WE NOTE THAT PRICEWATERHOUSECOOPERS AUDITORES INDEPENDENTES MAKES REFERENCE TO ANOTHER AUDITORS' REPORT. PLEASE FURNISH US WITH A COPY OF THIS REPORT AND PROVIDE THE REFERENCED REPORT IN FUTURE FILINGS.

       Our response: We respectfully indicate to the staff that the report from Ernst & Young LLP on the consolidated financial statements of Gallatin Steel Company as of December 31, 2004 and 2003 was included as Exhibit
       15.01 of our Form 20-F for the year ended December 31, 2004 filed on June 30, 2004. We have also reproduced such report as an Exhibit to this letter.

2.2 CURRENCY REMEASUREMENT, PAGE F-10

                  5. TELL US UNDER WHAT CIRCUMSTANCES THE U.S. DOLLAR AMOUNTS HAVE BEEN REMEASURED FROM THE FINANCIAL STATEMENT EXPRESSED IN THE LOCAL CURRENCY OF THE COUNTRIES WHERE GERDAU AND EACH SUBSIDIARY OPERATE. EXPAND YOUR DISCLOSURES ACCORDINGLY.

       Our response: We have reviewed note 2.2 to our consolidated financial statements filed on our Form 20-F for the year ended December 31, 2004 after your comment and realized that the term "translation" should have been used instead of the term "remeasurement". In future filings we will remove the reference to currency remeasurement and will be using the expression currency translation instead.


3.14 REVENUE RECOGNITION, PAGE F-14

                  6. WE ASSUME THAT TITLE IS TRANSFERRED UPON DELIVERY. PLEASE REVISE TO CLARIFY OR TELL US UNDER WHAT CIRCUMSTANCE YOU HAVE RECOGNIZED REVENUE PRIOR TO DELIVERY. REFER TO SAB TOPIC L3.A.3.A.

       Our response: We confirm that title is transferred upon delivery. We also confirm that Gerdau does not have sales transactions based on bill and hold arrangements addressed in SAB 104 Topic 13.A.3.a , or any other transactions where revenue is recognized prior delivery.


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Nili Shah
September 15, 2005
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16.2 OTHER COMMITMENTS, PAGE F-45

                  7. DISCLOSE THE SIGNIFICANT TERMS OF YOUR LONG-TERM SUPPLY AGREEMENTS.

       Our response: Our long-term agreements with suppliers have been entered into to facilitate a continuous supply of raw materials (mainly iron ore and chemical gases) and energy (electric and natural gas) in quantities expected to be used in the normal course of business.

       The main terms of our long-term supply agreements for each product or service acquired are summarized below:

       OPERATIONS IN BRAZIL

       The agreements establish minimum quantities and maximum quantities to be supplied by the third parties and purchased by us.

       Purchase price is determined: (i) by the electric energy regulator for contracts in plants where we are "Captive consumers" as defined for electric regulatory purposes (ii) originally negotiated between Gerdau and the electricity generator company and annually adjusted based on contractual indexes in plants where we are "Free Consumers", (iii) by the gas regulator for natural gas agreements, (iv) originally negotiated between Gerdau and the supplier and adjusted on an annual basis based on a contractually agreed formula based on price indexes with respect to industrial gases, and (v) adjusted on an annual basis by the supplier of iron ore based on change in prices in the international markets.

       Under current regulatory rules the Company may choose to change the electric generator company and the gas distribution company once the term of the existing agreements expires.

       Contracts can be terminated by either party, through the payment of a penalty.

       OPERATIONS IN THE UNITED STATES

       Most of the Company's minimills in North America operations have long-term supply contracts with either major utilities or energy suppliers. The electric supply contracts typically have two components: a firm portion and an interruptible portion. The firm portion supplies a base load for the rolling mill and auxiliary operations. The interruptible portion supplies the electric arc furnace power demand, which represents the majority of the total electric demand and, for the most part, is based on spot market prices of electricity.

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September 15, 2005
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       We have concluded that our long term supply agreements are not unconditional purchase obligations and do not meet the characteristic (b) of paragraph 6 of SFAS 47 "Disclosure of Long-Term Obligations".

       As our long-term supply agreements do not meet all the characteristics of paragraph 6 of SFAS 47, we have concluded that the disclosure of significant terms of long-term obligation established by such standard is not applicable to our long-term supply agreements and for that reason we have not included such disclosures in our Form 20-F for the year ended December 31, 2004.

       However, as result of the comment by the staff we expect to include disclosure of significant terms of long-term supply agreements in future filings in the format and with the content included as part of this response.


23 SEGMENT INFORMATION, PAGE F-55

                  8. DISCLOSE THE REVENUES FROM EXTERNAL CUSTOMERS FOR EACH PRODUCT AND SERVICE OR EACH GROUP OF SIMILAR PRODUCTS AND SERVICES. REFER TO PARAGRAPH 37 OF SFAS NO. 131. IN THIS REGARD, WE NOTE YOUR DISCUSSION OF PRODUCT CATEGORIES UNDER YOUR BUSINESS OVERVIEW SECTION.

       Our response: We do not have information about revenues for each group of similar products and services available on consolidated basis and we have concluded that is not practicable to disclose such information for the reasons described in the next paragraph. We expect to include in future filings a statement indicating that providing such information is not practicable.

       Information about revenues broken down by groups of products or services is not captured in our accounting records. Information about sales by groups of products (including information on a product by product basis) used for management purposes is compiled, prepared, reported and followed-up based on volumes sold and not based on revenue. We have included such information on volumes sold by group of products under "Consolidated Shipments by Product Line" in page 34 of our Form 20-F for the year ended December 31, 2004.Considering the commodity nature of our business, sales targets are defined and measured in terms of volume of products sold by product or group of product and not in terms of monetary amounts. Management information on volumes sold by groups of products is extracted from databases from our sales systems in Brazil and prepared making simplifying assumptions for sales outside Brazil. However, no report is prepared for management purposes based on revenues. To prepare such report will demand the development of new controls and procedures (including using of a uniform codification of products in all the existing systems) as well as the development of analytical procedures of the results achieved considering that such information is not used by management for any purpose.

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Nili Shah
September 15, 2005
Page 7


                  9. DISCLOSE THE BASIS USED TO ATTRIBUTE REVENUES FROM EXTERNAL CUSTOMERS TO INDIVIDUALLY MATERIAL COUNTRIES. REFER TO PARAGRAPH 38(A) OF SFAS 131.

       Our response: Revenues from external customers are classified by the country from which the product has been shipped. We expect to disclose such basis in our future filings.


                  10. YOU INDICATE THAT INFORMATION FOR LONG STEEL PRODUCTS IN BRAZIL AND SPECIALTY STEEL PRODUCTS IN BRAZIL IS PRESENTED UNDER YOUR REPORTABLE SEGMENT LONG BRAZIL SINCE THE OPERATIONS OF SPECIALTY STEEL PRODUCTS IN BRAZIL DO NOT MEET ANY OF THE QUANTITATIVE THRESHOLDS ESTABLISHED BY SFAS NO. 131 FOR PRESENTING SEPARATE INFORMATION ABOUT SUCH SEGMENT. CONFIRM TO US THAT THESE OPERATING SEGMENTS MEET THE AGGREGATION CRITERIA OF PARAGRAPH 17 OF SFAS NO. 131. IN THIS REGARD, WE NOTE THAT PARAGRAPH 19 OF SFAS NO. 131 CLARIFIES THAT YOU MAY COMBINE INFORMATION ABOUT OPERATING SEGMENTS THAT DO NOT MEET THE QUANTITATIVE THRESHOLDS WITH INFORMATION ABOUT OTHER OPERATING SEGMENTS THAT DO NOT MEET THE QUANTITATIVE THRESHOLDS TO PRODUCE A REPORTABLE SEGMENT ONLY IF THE OPERATING SEGMENTS SHARE A MAJORITY OF THE AGGREGATION CRITERIA LISTED IN PARAGRAPH 17 OF SFAS NO. 131. IF YOU HAVE INAPPROPRIATELY AGGREGATED YOUR OPERATING SEGMENTS UNDER SFAS NO. 131, ADDRESS FOR US HOW YOU WILL REVISE YOUR SEGMENT DISCLOSURES.

       We noticed the staff reference to paragraph 19 of SFAS 131. Paragraph 19 allows us to combine information about operating segments that do not meet the quantitative thresholds (such as our specialty steel products segment) with information about other operating segments that do not meet the qualitative thresholds (which is not the case of our long steel products segment).

       We have combined the information about specialty steel products with long steel products not based on paragraph 19 but on the provisions of paragraph 17 and Question 7 of the Implementation Guide to SFAS 131.

       We confirm that we believe specialty steel products and long products in Brazil meet not only the majority of the aggregation criteria of paragraph 17 of SFAS No. 131 but all of those criteria. We have presented information for both segments under the segment Long Brazil because we understand that they: (a) exhibit similar long-term financial performance, and (b) are similar in the following areas:

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September 15, 2005
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       a)         The nature of the products and services;

       b)         The nature of the production process;

       c)         The type or class of customer for their products and services;
                  and

       d) The methods used to distribute their products or provide their services.

       Please note that we have not considered whether they are similar with respect to the regulatory environment as the activities of neither segment are subject to regulation.

       As result of your comment we have revisited our original conclusions and reaffirmed those conclusions.

                  11. YOU DISCUSS SEVEN BUSINESS UNITS WITHIN YOUR LONG STEEL SEGMENT ON PAGE 23. ADDRESS FOR US WHETHER THESE SEVEN BUSINESS UNITS ARE OPERATING SEGMENTS AS DEFINED BY PARAGRAPH 10 OF SFAS 131. IF SO, TELL US HOW THESE SEVEN BUSINESS UNITS MEET THE AGGREGATION CRITERIA OF PARAGRAPH 17 OF SFAS NO. 131. PROVIDE US WITH SUFFICIENT INFORMATION FOR US TO UNDERSTAND HOW THESE BUSINESS UNITS ARE ECONOMICALLY SIMILAR. IN THIS REGARD, PROVIDE US WITH A 5 YEAR TREND ANALYSIS OF SALES AND GROSS MARGINS AND ADDRESS ANY APPARENT DISSIMILARITY AMONG THE TRENDS THESE SEVEN BUSINESS UNITS DEPICT.

       Our response: The term "Business Units" which has been used on page 23 of our Form 20-F for the year ended December 31, 2004 is an internal term used to designate the seven sales divisions within our Long Steel segment. In fact, each of the seven "Business Units" referred to on page 23 is a sales division established for commercial strategies purposes only applicable for Long Steel in Brazil. Each of those sales divisions is engaged exclusively in promoting sales and expanding the market share of the products under its responsibility. However, it is not responsible for producing or developing new products or for the logistic related to the sales made. Financial information available with respect to each sales division within our Long Steel segment consists exclusively of revenues with sales targets being established by each division (in terms of volumes of products sold). Achievement of sales volumes by each sales division are regularly reviewed by the officer of the Executive Committee responsible for our Long Steel segment who reports to our chief operations decision maker The Company does not prepare a measurement of operating results (such as operating income, sales less direct expenses, net income, or otherwise) for each sales division with a measure of operating income only being prepared for the segment Long Steel as a whole. As a result, the chief operating decision maker is not provided with operating results of the sales divisions but only of the Long Steel segment as a whole which is one of the characteristics that must be met under paragraph 10 of SFAS 131 for a component of an enterprise to meet the definition of an operating segment. For that reason, we have concluded that the seven sales divisions are not an operating segment under SFAS 131.

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Nili Shah
September 15, 2005
Page 9




                                    * * * * *

         We hereby acknowledge that:

       o the Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

       o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

       o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

       Please contact the undersigned at +55.51.33232657 if you have any questions about this response letter.


                                           Very truly yours,
                                           GERDAU S.A.

                                           By /s/ Osvaldo Burgos Schirmer
                                              ----------------------------------
                                               Name:   Osvaldo Burgos Schirmer
                                               Title:  Chief Financial Officer


       Copy:  Ryan Rohn
              Division of Corporation Finance


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                                                                         EHXIBIT

AUDIT REPORT OF ERNST & YOUNG ON THE CONSOLIDATED FINANCIAL STATEMENTS OF GALLATIN STEEL COMPANY FILED AS EXHIBIT 15.01 TO OUR FORM 20-F FOR THE YEAR ENDED DECEMBER 31, 2004 FILED ON JUNE 30, 2005


Report of Independent Registered Public Accounting Firm

Gallatin Steel Company

We have audited the consolidated balance sheets of Gallatin Steel Company as of December 31, 2004 and 2003, and the related consolidated statements of operations, partners' capital and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Gallatin Steel Company as of December 31, 2004 and 2003, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

                                                           /s/ Ernst & Young LLP
Louisville, Kentucky
January 17, 2005